UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

PLIANT CORPORATION

(Name of Issuer)

Series AA 13% Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

729136507

(CUSIP Number)

Fred J. Franklin

Chief Compliance Officer

Newport Global Advisors LP

50 Kennedy Plaza, 18th Floor

Providence, RI 02903

(401) 751-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 729136507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Newport Global Opportunities Fund LP 20-4075423
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 29,400
9. Sole Dispositive Power
10. Shared Dispositive Power 29,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 729136507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Newport Global Opportunities GP LP 20-4075335
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 29,400
9. Sole Dispositive Power
10. Shared Dispositive Power 29,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 729136507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Newport Global Opportunities GP LLC 20-4072336
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 29,400
9. Sole Dispositive Power
10. Shared Dispositive Power 29,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person 00

SCHEDULE 13D

CUSIP No. 729136507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Newport Global Advisors LP 20-3477523
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 29,400
9. Sole Dispositive Power
10. Shared Dispositive Power 29,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IA

SCHEDULE 13D

CUSIP No. 729136507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Newport Global Advisors LLC 20-3607864
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 29,400
9. Sole Dispositive Power
10. Shared Dispositive Power 29,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person 00

CONTINUATION PAGES TO SCHEDULE 13D

This Statement on Schedule 13D relates to the beneficial ownership of securities of Pliant Corporation, a Delaware corporation (the “Company”). This statement is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Statement, each of which is incorporated herein by reference. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Company.

The class of equity securities to which this Statement relates is the Series AA 13% Cumulative Redeemable Convertible Preferred Stock, par value $0.01 per share (the “Series AA Preferred Stock”), of Pliant Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1475 Woodfield Road, Suite 700, Schaumburg, IL 60173.

Item 2.	Identity and Background.

(a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

(b) The business address for each of the persons listed in Item 2(a) above is c/o Newport Global Advisors LP, Suite 150, 21 Waterway Avenue, The Woodlands, TX 77380.

(c) Newport Global Opportunities Fund is a private investment fund (the “Fund”). Newport Global Opportunities GP LP is the general partner of the Fund (“Fund GP”). Newport Global Opportunities GP LLC is the general partner of Fund GP (“GP LLC”). Newport Global Advisors LP is a registered investment adviser, manager of the Fund and managing member of GP LLC (“Fund Manager”). Newport Global Advisors LLC is the general partner of Fund Manager (“Manager GP”).

(d) and (e) None of the persons with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Fund, Fund GP and Fund Manager are Delaware limited partnerships. GP LLC and Manager GP are Delaware limited liability companies.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund acquired 29,400 shares of the Company’s Series AA Preferred Stock for an aggregate purchase price of approximately $9,968,390, which was funded through the working capital of the Fund.

Item 4.	Purpose of Transaction.

The Fund acquired the Series AA Preferred Stock for investment purposes.

Fund Manager, on behalf of the Fund, intends to review its purpose with respect to its investment from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations, prospects, general economic and industry conditions, the securities markets in general and the markets for the Company’s securities in particular, as well as other investment opportunities, liquidity requirements of the Fund, or other investment considerations deemed material to the Fund. Based upon such review, the Fund and Fund Manager will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time.

Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing review of this investment and investment alternatives, the Reporting Persons may consider such matters.

Item 5.	Interest in Securities of the Issuer.

(a)(i) The Fund is the direct beneficial owner of 29,400 shares of Series AA Preferred Stock, representing approximately 8.8% of the 334,894 shares currently outstanding.

(ii) Fund GP, as the result of its position as the general partner of the Fund, GP LLC, as the result of its position as the general partner of Fund GP, Fund Manager, as the result of its position as the managing member of GP LLC, and Manager GP, as the result of its position as the general partner of Fund Manager, may each be deemed to be an indirect beneficial owner the Series AA Preferred Stock.

(iii) Each of Fund GP, GP LLC, Fund Manager and Manager GP disclaims beneficial ownership of the Series AA Preferred Stock.

(iv) Except as otherwise described in sections (a)(i)-(iii) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Shares.

(b) The Fund, Fund GP, GP LLC, Fund Manager and Manager GP, may each be deemed to share the power to vote or direct the vote and to dispose of or to direct the disposition of 29,400 shares of Series AA Preferred Stock. See Item 5(a) above.

(c) The table below lists the dates on which the Fund acquired the Series AA Preferred Stock. All such acquisitions were made in the open market.

Date of Acquisition	Number of Shares Acquired	Price per Share (in dollars)
3/20/2007	6,478	437.50
3/21/2007	3,522	432.50
3/29/2007	10,000	427.50
5/27/2008	5,000	142.50
5/28/2008	2,000	142.50
6/3/2008	400	133.75
6/3/2008	2,000	142.50
	Ttl. 29,400

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as otherwise disclosed herein, none of the Reporting Persons has any contracts, arrangement, understandings or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement pursuant to rule 13d-1(k)(1) among the Reporting Persons, dated June 6, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2008

NEWPORT GLOBAL OPPORTUNITIES FUND LP By: Newport Global Opportunities GP LP, its general partner By: Newport Global Opportunities GP LLC, its general partner

By:	Newport Global Advisors LP,
its managing member

By:
Name: Timothy T. Janszen Title: Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LP By: Newport Global Opportunities GP LLC, its general partner By: Newport Global Advisors LP, its managing member

By:
Name: Timothy T. Janszen Title: Chief Executive Officer

NEWPORT GLOBAL OPPORTUNITIES GP LLC By: Newport Global Advisors LP, its managing member

By:
Name: Timothy T. Janszen Title: Chief Executive Officer

NEWPORT GLOBAL ADVISORS LP

By:
Name: Timothy T. Janszen Title: Chief Executive Officer

NEWPORT GLOBAL ADVISORS LLC

By:
Name: Timothy T. Janszen Title: Chief Executive Officer